

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 8, 2017

Via E-Mail
Mr. Robert F. Probst
Chief Financial Officer
Ventas, Inc.
353 N. Clark Street, Suite 3300
Chicago, IL 60654

       Re: Ventas, Inc.
           Form 10-K for the fiscal year ended December 31, 2016
           Filed February 14, 2017
           File No. 001-10989

Dear Mr. Probst:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ Shannon Sobotka

                           Shannon Sobotka
                           Staff Accountant
                           Office of Real Estate and
                           Commodities